Kathleen Collins

Yaoita Pyles

Securities and Exchange Commission

Division of Corporation Finance

Re: Clancy Systems International, Inc.

Form 10-K for the Fiscal year Ended September 30, 2019

Filed December 16, 2019

File No. 033-044882-D

SEC letter dated January 7, 2020

Dear Ms. Collins and Ms. Pyles

We are in receipt of your letter dated January 7, 2020.

Clancy Systems International, Inc. (the “Company”), filed a Form 15-15D on December 14, 2009. In an effort to be transparent, the Company filed Form 10-K’s for September 30, 2017, September 30, 2018 and September 30, 2019, along with Forms 10-Q for the quarters leading up to fiscal year end September 30, 2019. All were filed with the indication of being a “Voluntary” filer.

At this time, the Company is underfunded and is unable to procure audited financials. Our intention is to raise funds and to become a fully reporting company within this next year.

Also per §210.3-11, Financial statements of an inactive registrant, we believe we qualify for being an inactive entity.

(a) Gross receipts from all sources for the fiscal year are not in excess of $100,000;

We have no gross receipts for at least the past two years.

(b) The registrant has not purchased or sold any of its own stock, granted options therefor, or levied assessments upon outstanding stock,

We have had no stock transactions for the past two fiscal years.

(c) Expenditures for all purposes for the fiscal year are not in excess of $100,000;

We have had no expenses for the past two years.

(d) No material change in the business has occurred during the fiscal year, including any bankruptcy, reorganization, readjustment or succession or any material acquisition or disposition of plants, mines, mining equipment, mine rights or leases; and

We have had no material changes in the business.

(e) No exchange upon which the shares are listed, or governmental authority having jurisdiction, requires the furnishing to it or the publication of audited financial statements.

We are listed on the OTCMarkets which does not require audited financial statements.

Since we qualify for being inactive, are we able to keep the filings as is on the EDGAR database? Please advise if we should file another Form 15 or what we can do to be transparent to the existing shareholders and to maintain in good status with the SEC so we will be able to move forward as a fully reporting company by our next fiscal year end.

Sincerely

/s/ Tony Nick

Chief Executive Officer and President